December 14, 2018

James J. Huang
Chief Investment Officer
Indonesia Energy Corporation Limited
Dea Tower I, 11th Floor, Suite 1103
Jl. Mega Kuningan Barat Kav. E4.3 No.1-2
Jakarta 12950, Indonesia

       Re: Indonesia Energy Corporation Limited
           Draft Registration Statement on Form F-1
           Submitted November 19, 2018
           CIK No. 0001757840

Dear Mr. Huang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS on Form F-1 submitted November 19, 2018

Prospectus Summary
Overview, page 1

1. We note that you were recently incorporated as a holding company in the Cayman Islands in April 2018. Since investors will be investing in a recently organized Cayman Islands holding company, please clarify that you are describing the business and operations of your subsidiaries throughout the prospectus summary.
2. We note the disclosure that you will focus on the acquisition of medium-sized producing and exploration blocks. Revise to describe the measure that you will use to define
       "medium-sized" blocks.
 James J. Huang
FirstNameEnergy Corporation Huang
Indonesia LastNameJames J. Limited
Comapany14, 2018
December NameIndonesia Energy Corporation Limited
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History of Corporate Structure, page 6

3. When known, please revise the organizational diagram at page 7 to quantify (in percentages) the post-offering holdings of your current shareholders and the public investors.
Risk Factors
Risks Related to Our Business
"There is inherent credit risk in any Government gas sales arrangements to which we are a party.", page 10

4. Your disclosure here describes "[n]atural gas supply contracts such as ours" and identifies
         Pertamina as "the seller of the gas we produce." However, the balance of your disclosure, including page F-25, indicates that you have not yet established natural gas production or reserves. In addition, your filing does not appear to contain any other references to a natural gas supply contract. Please revise or advise.
"We may not be able to fund the capital expenditures that will be required for us to increase reserves and production.", page 12

5. You state here, "Historically, we have financed our capital expenditures primarily with cash flow from operations." Please reconcile this statement with your Liquidity and
         Capital Resources discussion on pages 43 to 44, where you state, "We have incurred recurring net losses and . . . have had to rely on funding through related and non-related party financings."
Risks Related to Our Corporate Structure
"We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability . . ." , page 27

6. We note the subheading of this risk factor contemplates potential "limitation[s] on the ability of our subsidiaries to make dividend payments to us." Please clarify whether there are any material limitations on the ability of your subsidiaries to make dividend payments to you under Indonesian law. Refer to Item 4.a of Form F-1 and Item 5.B.1(b) of Form
         20-F.
Capitalization, page 37

7. Revise your capitalization table to include your outstanding debt amounts.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Selected Key Financial Results
Statement of Operations Data, page 42

8. Expand your disclosure to provide the average production cost, not including production
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FirstNameEnergy Corporation Huang
Indonesia LastNameJames J. Limited
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         taxes, per unit of oil produced for the each of the last two fiscal years. Refer to Item
         1204(b)(2) of Regulation S-K.
Liquidity and Capital Resources, page 43

9. We note your disclosure on page 44 that "our principal sources of liquidity have been cash provided by related and third parties during the reporting period." Please disclose here the material terms of your principal financing arrangements, such as your loan agreements with Maderic and HFO and your Shares and Receivables Purchase Agreement and Debt
         Conversion Agreement with those entities, which you describe on page
88. With respect
         to the disclosure on page 45 regarding your $1,900,000 credit facility, please revise to identify the lender under this facility and to describe the material terms and covenants.
         Please also disclose the material terms of the $2,000,000 loan facility with Thalesco
         Eurotronics Pte Ltd. that you describe on page F-22. Refer to Item 4.a of Form F-1 and
         Items 5.B.1(a) and 5.B.2 of Form 20-F. In addition, please file each of these agreements, as well as any other material financing agreements, as exhibits to your registration statement.
10. Please revise to describe all material commitments for capital expenditures, including the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments. Please also clearly specify your available working capital and disclose whether it is sufficient to meet your present requirements. Refer to Item 4.a of
         Form F-1 and Items 5.B.1(b) and 5.B.3 of Form 20-F. In this regard, we note your listing of several planned expenditures in your Use of Proceeds section on page 36, your reference to "planned expenditures for abandonment and site restoration in Kruh Block"
         on page F-15, and your disclosure of operating lease commitments on page F-23.
Financial Condition, page 44

11. We note your presentation of "major balance sheet accounts" at December 31, 2017 and
         2016 on page 44 of your submission. Please tell us about your basis for presenting this information.
Critical Accounting Policies, page 46

12. You state on page F-9 that "significant accounting estimates reflected in the Company's consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, write down of other assets, estimated useful lives of property and equipment, impairment on Oil & Gas Property - Kruh Block Proven, provision for post-employment benefit, going concern." Revise to provide additional information regarding material estimates or assumptions made in the application of your accounting policies. As part of your revised disclosure, address the process through which proved reserves are estimated. Refer to section V of SEC Release 33-8350 for additional guidance.
 James J. Huang
FirstNameEnergy Corporation Huang
Indonesia LastNameJames J. Limited
Comapany14, 2018
December NameIndonesia Energy Corporation Limited
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13. We note that your calculation of the full cost ceiling test is based on estimated future net revenues computed based on current prices and estimated future production less future expenditures to be incurred to develop and produce the capitalized property until the expiration of the Technical Assistance Contract ("TAC") with PT Pertamina in May
         2020. Revise to provide additional detail explaining your calculation of the limitation on capitalized costs pursuant to Rule 4-10(c)(4) of Regulation S-X in light of the May 2020 expiration of the TAC. In addition, clarify the manner in which the amortization of capitalized costs is calculated.
Business
Our Assets, page 50

14. You disclose in various locations information relating to estimated quantities of reserves that appear as though they may not meet the relevant definitions in Rule 4-10(a) of
         Regulation S-X. In this regard, we note that the reserves disclosed on page 50 are specifically identified as being prepared according to the Petroleum Resources
         Management System (PRMS) guidelines (SPE 2007). These estimates may conflict with the guidance pertaining to the disclosure of oil and gas activities pursuant to Items 1201(a)
         and 1201(c) of Regulation S-K. To the extent that these estimates of reserves do not adhere to the definitions in Rule 4-10-(a) of Regulation S-X, revise or remove these estimates accordingly. This comment applies to the disclosure of reserves throughout your document including, but not limited to, disclosure appearing on on pages 2, 3 50, 53 and 60.
15. You disclose in various locations information relating to estimated quantities of contingent and prospective resources or un-risked resources that appear to conflict with guidance pertaining to disclosure of oil and gas activities pursuant to Items 1201(a) and
         1201(c) of Regulation S-K. Specifically, the Instruction to Item 1202 of Regulation S-
         K generally prohibits disclosure in any document publicly filed with the Commission of estimates and values of oil and gas resources other than reserves. If your estimates do not qualify as reserves under Rule 4-10(a) of Regulation S-X, revise your disclosure to remove these estimates. This comment applies to the disclosure of resources throughout your document, including but not limited to, the disclosure on pages 2, 3, 41, 50, 52, 54,
         56, and 58.
16. Expand your disclosure relating to the Kruh and Citarum Blocks to provide a concise summary of the number of productive and dry exploratory wells drilled and separately the number of productive and dry development wells drilled for each of the last two fiscal years. Refer to the disclosure requirements pursuant to Items 1205(a)(1) and (a)(2) and the definitions of the terms relating to such disclosure in Item 1205(b) of Regulation S-K, respectively.
17. Expand your disclosure relating to the Kruh and Citarum Blocks to provide concise summaries of the total number of productive wells as of a reasonably current date or as of
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Indonesia LastNameJames J. Limited
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         the end of the current fiscal year, expressed separately for oil and gas wells, the amount of developed acreage, e.g. acreage assignable to productive wells, and the amount of undeveloped acreage. Refer to the disclosure requirements pursuant to Items 1208(a) and
         (b) and the definitions of the terms relating to such disclosure in
Item 1208(c) of
         Regulation S-K, respectively. Please note undrilled acreage that is held by production should be reported as undeveloped acreage for purposes of disclosure under Item 1208(b)
         of Regulation S-K.
18. Expand your disclosure relating to the Kruh and Citarum Blocks to discuss your present activities, such as the number of wells in the process of being drilled (including wells temporarily suspended), waterfloods in process of being installed, pressure maintenance operations, and any other related activities of material importance subsequent to the fiscal year-end. Refer to Item 1206 of Regulation S-K.
Kruh Block, page 50

19. Please revise the profit sharing percentages on page 51 to account for the 44% tax depicted in the diagram on page 68, and clarify whether you will additionally owe the
         30% Indonesia CIT tax that you describe on page F-20.
20. Please provide us with support for your assertion on page 51 that "drilling infill wells . . .
         is considered a low risk investment due to the higher probability of these wells to produce commercial levels of oil compared to other types of wells."
21. On page 52 of your submission, you state that you generate approximately $500,000 per month of revenue from the Kruh block at a per barrel crude price of $65. Revise this statement to clarify the amount of production necessary to generate this amount of revenue and to provide context for the assumed per barrel crude price of $65.
Management, page 77

22. We note that Dr. Jusuf, Dr. Wu, and Mr. Huang currently hold positions with other entities. For example, disclosure at page 78 indicates that Dr. Wu is the Chief Technology
         Officer for Pt. Pandawa Prima Lestari, "an oil and gas company operating a PSC block in
         Kalimantan," as well as "an independent oil and gas consultant." Please revise the biographical descriptions for these individuals to disclose the number of hours per week each individual expects to devote to your company.
Description of Share Capital, page 90

23. We note the disclosure that "Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights," every shareholder who is present in person at a shareholders' meeting and every person representing a shareholder by proxy shall have one vote. Please revise this section to specifically describe any special voting rights of your share capital.
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FirstNameEnergy Corporation Huang
Indonesia LastNameJames J. Limited
Comapany14, 2018
December NameIndonesia Energy Corporation Limited
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Underwriting, page 111

24. Please disclose here the material terms of the compensation warrants to be issued to
         Maxim Group LLC upon closing of the offering.
Notes to the Consolidated Financial Statements
Supplementary Information for Oil and Gas Producing Activities (Unaudited) Proved Reserves the Company Expects to Lift Upon TAC's Expiry, page F-25

25. Your disclosure indicates that the reserves as of December 31, 2016 and 2017 are based on estimates prepared by independent petroleum engineers. If true, obtain and file the reserves reports prepared by your independent petroleum engineers as exhibits to the
         Registration Statement for each fiscal year-end presented. Refer to the disclosure requirement pursuant to Item 1202(a)(8) of Regulation S-K. Your independent petroleum engineers should conform their reports to the specific disclosures required by Items
         1202(a)(8)(i) through (a)(x) of Regulation S-K prior to their inclusion as exhibits in the
         Registration Statement.
26. Expand your disclosure to describe the internal controls you use in the reserves estimation effort, including the qualifications of the technical person within Indonesia Energy
         Corporation Limited primarily responsible for overseeing the preparation of the reserves estimates disclosed in the Registration Statement. To the extent that you represent that a third party prepared the estimates of reserves or conducted a reserves audit, you must additionally disclose the qualifications of the technical person(s) within the third party engineering firm primarily responsible for overseeing the preparation of such estimates.
         Refer to the requirements pursuant to Item 1202(a)(7) of Regulation
S-K.
27. Refer to the definition of proved reserves and confirm for us that the net quantities presented on page F-25 meet the requirements in Rule 4-10(a)(22) of Regulation S-X, including but not limited to the requirements to be economically producible under existing economic conditions, as specified in 4-10(a)(22)(v), and government regulations from a given date forward prior to the time at which contracts providing the right to operate expire. To the extent that your estimates do not fully conform to these requirements, revise your estimates accordingly. This comment also applies to the disclosure of proved reserves provided on page F-17.
28. Confirm for us that the reserve quantities presented on page F-25 represent your net entitlement volumes as determined based on the economic interest method and are not otherwise based on the working interest method, e.g. the company's estimate for total proved reserves multiplied by the respective working interest held by the contracting company, net of any royalty. To the extent that the net proved reserves disclosed were not determined based on the economic interest method, revise your estimated quantities accordingly or tell us why a revision is not necessary. This comment also applies to the disclosure of proved reserves provided on page F-17.
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FirstNameEnergy Corporation Huang
Indonesia LastNameJames J. Limited
Comapany14, 2018
December NameIndonesia Energy Corporation Limited
December 14, 2018 Page 7
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29. Expand the disclosure provided on page F-25 to clarify the extent that there are any proved sales gas or natural gas liquids reserves. Refer to the disclosure requirements pursuant to Item 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4. This
         comment also applies to the disclosure of proved reserves provided on page F-17.
30. Explain to us why the net quantities of proved reserves presented on page F-25 appear to be inconsistent with the comparable disclosure of proved reserves provided on page F-17.
31. Expand the presentation of proved reserves on page F-25 to additionally provide the separate disclosure of the net quantities by product type, e.g. crude oil/condensate, natural gas liquids and/or natural gas, of proved developed and proved undeveloped reserves at the beginning and end of each fiscal year. Refer to the illustration in Example 1 of FASB
         ASC 932-235-55-2 and the disclosure requirements in Item 1202(a)(2) of Regulation S-K and FASB ASC 932-235-50-4, respectively. This comment also applies to the disclosure of proved reserves provided on page F-17.
32. To the extent that there are any proved undeveloped reserves as of December 31, 2017, provide the disclosure required by Items 1203(a) through 1203(d) of Regulation S-K and expand your disclosure accordingly.
33. Your disclosure of the changes in the net quantities of total proved reserves appears to be limited to the production that occurred during the year. The lack of other changes such as revisions of previous estimates, improved recovery, and/or extensions and discoveries that occurred during the fiscal year appears to be inconsistent with the discussion provided under the section Business-Our Assets regarding such factors as your well activities or the impact of changes in oil prices that occurred during 2016 and 2017 and the types of changes identified in the discussion under the section Oil and Gas Capitalized Property on page F-17. Revise your disclosure to address each of the applicable categories of change identified in FASB ASC paragraph 932-235-50-5 for each period presented. This comment also applies to the disclosure provided on page F-17.
34. To the extent that you revise the presentation of the changes in your total net proved reserves, include an appropriate narrative explanation of the significant changes related to each line item other than production. To the extent that two or more unrelated factors are combined to arrive at the line item figure, your disclosure should separately identify and quantify each individual factor that contributed to a significant change so that the change in net reserves between periods is fully explained. Expand the explanation relating to revisions in the previous estimates of your reserves to identify such factors as changes caused by commodity prices, reservoir or well performance, results of infill drilling, government restrictions, and/or changes in development plans. Refer to FASB ASC 932-
         235-50-5.
Exhibits and Financial Statement Schedules, page II-2

35. Please file the Technical Assistance Contract (for the Kruh Block) and the Production
 James J. Huang
Indonesia Energy Corporation Limited
December 14, 2018
Page 8
         Sharing Contract (for the Citarum Block) as exhibits to your registration statement. Refer to Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.
General

36. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Jeannette Wong, Staff
Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at
(202) 551-3311
if you have questions regarding comments on the financial statements and related matters.
Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, Loan
Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



FirstName LastNameJames J. Huang                               Sincerely,
Comapany NameIndonesia Energy Corporation Limited
                                                               Division of
Corporation Finance
December 14, 2018 Page 8                                       Office of
Natural Resources
FirstName LastName